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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: MARCH 2008
Commission File No: 001-13922

PETRO-CANADA
(Name of registrant)

150 - 6th Avenue S.W. Calgary, Alberta Canada T2P 3E3 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRO-CANADA
Date: March 24, 2008
/s/ HUGH L. HOOKER

	Name:	Hugh L. Hooker
	Title:	Chief Compliance Officer, Corporate Secretary, Associate General Counsel

Exhibit Index

99.1	Notice of Meeting
99.2	Management Proxy Circular
99.3	Proxy Form
99.4	Election to Receive Interim Financial Statements
99.5	Petro-Canada's 2007 Annual Report

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SIGNATURES